

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act



04000844

January 12, 2004

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-12-2004

Re: CNF Inc.
Incoming letter dated December 19, 2003

Dear Mr. Stoller:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to CNF by Gregg Kolendowicz. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gregg Kolendowicz
92 White Rock Terrace
Courtdale, PA 18704

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

Securities Exchange Act of 1934,
Rules 14a-8(b), 14a-8(c) and 14a-8(f)

December 19, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE: CNF Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, CNF Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the two shareholder proposals (each a "Proposal" and together, the "Proposals") submitted by Gregg Kolendowicz (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders (the "2004 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of each of the following: (i) this letter; (ii) the Proposals and the Proponent's letter dated November 17, 2003 transmitting the Proposals (the "Proponent's Letter"), attached hereto as Exhibit A; and (iii) a letter dated December 1, 2003 from the undersigned to the Proponent pursuant to Rule 14a-8(f) (the "Rule 14a-8(f) Letter") regarding the Proponent's failure to comply with certain provisions of Rule 14a-8(b) and Rule 14a-8(c), attached hereto as Exhibit B. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

The Proponent's Letter specifically states that the Proponent is enclosing "two shareholder proposals to be submitted at the next annual meeting of shareholders." In addition, the Proponent states that he is "a beneficial shareholder of 16.471 shares of CNF Inc. common stock that is held in a retirement account with T. Rowe Price." The market value of 16.471 shares of the Company' stock is less than $600, far below the $2,000 requirement of Rule 14a-8(b), and such shares constitute far less than 1% of the Company's voting stock. The Proponent has provided no written statement from the record holder of the shares verifying that the Proponent has continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of one year prior to his submission of the Proposals. The Proponent also has failed to assert an intention to continue to hold such shares through the date of the 2004 Annual Meeting.

The first Proposal purports to require the Company and its subsidiaries to "adopt the policy to charge all full-time employees the same dollar amount for health insurance premium for the same type of health insurance coverage." The second Proposal purports to require the Company and its subsidiaries to "lower the health insurance premiums to the least of the amounts charged to any full-time employee and make the change retroactive to the beginning of 2004." The full text of the Proposals is enclosed with the Proponent's Letter.

We request that the Staff concur with the Company's view that the Proposals are properly excludable from the Proxy Materials pursuant to Rule 14a-8(f) because, as discussed below, (i) the Proponent fails to satisfy the eligibility requirements of Rule 14a-8(b) for submission of a proposal for inclusion in the Proxy Materials, and (ii) the Proponent has exceeded the one proposal limitation of Rule 14a-8(c) by submitting more than one proposal to the Company for the Annual Meeting. The Company also believes that the Proposals are excludable for substantive reasons in accordance with Rule 14a-8(i), but has not found it necessary to address those reasons in this letter because of the Proponent's failure to comply with the eligibility and other procedural requirements of Rule 14a-8.

II. The Proposals May Be Excluded Because the Proponent Does Not Meet the Eligibility Requirements of Rule 14a-8(b)

Rule 14a-8(b)(1) requires that the Proponent have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." In addition, Rule 14a-8(b)(2) requires the Proponent to submit a written statement that he intends to continue to beneficially own such shares through the date of the 2004 Annual Meeting in order for the Proposal to be properly submitted. See, *Division of Corporation Finance: Staff Legal Bulletin No. 14*, Section C.1.d (July 13, 2001).

According to the Company's records, the Proponent is not a record holder of the Company's voting stock. In accordance with Rule 14a-8(f), on December 1, 2003, on behalf of the Company, the undersigned sent to the Proponent, by Federal Express, the Rule 14a-8(f) Letter notifying the Proponent that the Proposals do not comply with certain provisions of Rule 14a-8(b) and Rule 14a-8(c). Specifically, with respect to Rule 14a-8(b), the Rule 14a-8(f) Letter notified the Proponent that since he is not a record holder of the Company's stock, he is required pursuant to Rule 14a-8(b)(2)(i) to submit to the Company within 14 calendar days of his receipt of such letter a written statement from the record owner of the shares he beneficially owns verifying his continuous ownership of at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year. The Rule 14a-8(f) Letter also informed the Proponent that within 14 calendar days of his receipt of such letter he must furnish a written statement to the Company that he intends to continue to hold such stock through the date of the 2004 Annual Meeting.

Federal Express has confirmed that the Rule 14a-8(f) Letter was delivered to the Proponent on December 2, 2003. Pursuant to Rule 14a-8(f), he was required to furnish the requested information on or before December 16, 2003. The Proponent did not furnish the written information requested in the Rule 14a-8(f) Letter within the required 14-day period (and has not furnished such information as of the date of this letter).

The Staff has stated that market value of a shareholder's securities should be determined based on the highest selling price during the 60 calendar days before the shareholder submitted the proposal. See, *Division of Corporation Finance: Staff Legal Bulletin No. 14*, Section C.1.a (July 13, 2001). The highest selling price of the Company's common stock during the 60 calendar days prior to the date the Proponent submitted the Proposals was $35.77; accordingly, the market value of the Proponent's total shareholdings would equal only $589.17. Additionally, 1% of the Company's voting stock is approximately 500,000 shares. The Proponent clearly does not satisfy the minimum ownership requirements.

The Staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for failure by the proponent to comply with Rule 14a-8(b). See, Atlas Air Worldwide Holdings, Inc. (March 14, 2003) (proper to omit proposal because "proponent failed to supply, within 14 days of receipt of Atlas Air request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); Eagle Food Centers, Inc. (March 14, 2003) (proper to omit proposal because "proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b)"); Halliburton

Company (March 7, 2003) (proper to omit because "proponent appears not to have responded to Halliburton's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); Nextel Partners, Inc. (March 3, 2003) (same); Avaya Inc. (December 4, 2001) (same); The McGraw-Hill Companies, Inc. (November 26, 2001) (same); and Anthracite Capital, Inc. (March 29, 2002) (same).

Similarly, the Staff has consistently permitted companies to exclude proposals where the proponent has failed to submit a written statement to the company that he or she intends to continue beneficial ownership through the date of a company's annual meeting of shareholders. In such cases, the Staff found that the proposals were properly excludable under Rules 14a-8(b) and 14a-8(f) and granted relief without giving the proponent an opportunity after the expiration of the applicable 14-day period to comply with the requirements of Rule 14a-8(b)(2). See, IVAX Corporation (March 20, 2003) (proper to omit proposal because proponent failed to provide written statement that he intends to hold company stock through the date of shareholder meeting); Exxon Mobil Corp. (January 23, 2001); Exxon Mobil Corp. (January 16, 2001); McDonnell Douglas Corp. (February 4, 1997); Ashland Inc. (November 14, 1996); AmVestors Financial Corp. (January 3, 1996); and International Business Machines Corp. (November 22, 1995).

For the reasons stated above, the Company believes that the Proposals may properly be omitted from its Proxy Materials under Rule 14a-8(f) for failure to comply with Rule 14a-8(b).

III. The Proposals May be Excluded Because the Proponent Has Submitted More than One Proposal in Violation of Rule 14a-8(c).

Rule 14a-8(c) provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." By the Proponent's own admission in the Proposal Letter, he has submitted two proposals. The Rule 14a-8(f) Letter notified the Proponent that he had submitted two Proposals and that, within 14 calendar days of his receipt of the Rule 14a-8(f) Letter, he should submit instructions to the Company as to which of the two Proposals he intends to have submitted at the Annual Meeting. As discussed above, the Rule 14a-8(f) Letter was delivered to the Proponent on December 2, 2003. The Proponent did not furnish any such instructions to the Company within the required 14-day period (and has not furnished such instructions as of the date of this letter). As a result, the Proposals may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(f) because of the Proponent's failure to adhere to the requirements of Rule 14a-8(c).

The Staff has consistently taken the position that a company may omit proposals pursuant to Rule 14a-8(c) where a proponent has submitted more than one proposal. See, e.g., Fotoball USA, Inc. (April 3, 2001) ("Fotoball may exclude the proposals under rule 14a-8(f) because the proponent exceeded the one proposal limitation in rule 14a-8(c).").

In General Motors Corporation (March 31, 2003), the Staff concurred that General Motors could exclude the proposals submitted by a proponent because "the proponent exceeded the one-proposal limitation in rule 14a-8(c)." The proponent submitted a cover letter to General Motors stating that the proponent was submitting two proposals. The two proposals were similar in nature. One proposal recommended that "a bylaw be adopted that any director who is a company employee be limited to serving as a director of only ONE other corporation or institution, except for charitable or religious institutions where no emolument is received." The second proposal also related to qualifications of directors, and recommended that "a bylaw be adopted that no person shall be submitted by the Board for election as an Independent Director Nominee who, with the exception of charitable or religious institution where no emolument is received, serves as a director of more than one other corporation or institution." The proponent was advocating a limitation on other directorships held by employee directors and independent directors. While the two proposals were related, by the proponent's own admission, he had submitted two proposals. General Motors sent the proponent a 14-day letter requesting a revised submission of only one proposal. The proponent failed to respond. Under these circumstances, the Staff granted General Motors' no-action request without affording the proponent an additional opportunity to revise his proposal.

As in the foregoing precedent, while the Proposals may be related topically, the Proponent specifically stated that he was submitting two proposals. The Company provided him an opportunity to modify his submission to conform with the requirements of Rule 14a-8(c), and he has failed to do so. Accordingly, the Company believes that it may properly exclude the Proposals pursuant to Rule 14a-8(f) because the Proponent has exceeded the one proposal limitation of Rule 14a-8(c).

IV. Conclusion

For the reasons discussed in this letter, the Company requests that the Staff concur with the Company's view that the Proposals may be properly omitted from the Proxy Materials under Rule 14a-8(f) because the Proponent failed to satisfy the minimum ownership requirements of Rule 14a-8(b), has failed to submit the required written statement that he intends to hold his shares through the date of the 2004 Annual Meeting in violation of Rule 14a-8(b) and has exceeded the one proposal limitation of Rule 14a-8(c). Should the Staff disagree with the Company's position, or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at 212-735-3360, or, in my absence, Richard J. Grossman of this firm at 212-735-2116.

Very truly yours,



Daniel E. Stoller

cc: Mr. Gregg Kolendowicz
Eberhard G. H. Schmoller, Esq.

EXHIBIT A

November 17, 2003

CNF Inc.
Attn: Corporate Secretary
3240 Hillview Avenue
Palo Alto, CA 94304

Dear Sir:

Enclosed are two shareholder proposals to be submitted at the next annual meeting of shareholders. I am a beneficial shareholder of 16.471 shares of CNF Inc. common stock that is held in a retirement account with T. Rowe Price.

Sincerely yours,



Gregg Kolendowicz

EMPLOYEE HEALTH INSURANCE PREMIUM PROPOSAL

Effective immediately, CNF Inc. and its subsidiaries adopt the policy to charge all full-time employees the same dollar amount for health insurance premium for the same type of health insurance coverage.

RETROACTIVITY OF EMPLOYEE HEALTH INSURANCE PREMIUM PROPOSAL

If the EMPLOYEE HEALTH INSURANCE PREMIUM PROPOSAL is adopted, then CNF Inc. and its subsidiaries will lower the health insurance premiums to the least of the amounts charged to any full-time employee and make the change retroactive to the beginning of 2004.

EXHIBIT B

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December 1, 2003

VIA FEDERAL EXPRESS

Mr. Gregg Kolendowicz
92 White Rock Terrace
Courtdale, PA 18704

Dear Mr. Kolendowicz:

We are counsel to CNF Inc. (the "Company") and, on behalf of the Company, I am writing in connection with your letter dated November 17, 2003 (the "Proposal Letter") to the Corporate Secretary of the Company. The Proposal Letter is postmarked November 18, 2003 and was received by the Company on November 21, 2003. In the Proposal Letter, you submitted two separate proposals (the "Proposals") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2004 Annual Meeting of Shareholders (the "Annual Meeting").

I am notifying you on behalf of the Company that your submission of the Proposals does not comply with Rules 14a-8(b) and 14a-8(c) under the Exchange Act.

Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8, you must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to such submission. You also must continue to hold such stock through the date of the Annual Meeting. According to the Company's records, you are not a record holder of its voting stock, and according to the Proposal Letter you beneficially own 16.471 shares of the Company's common stock. Such shares have a market value of substantially less than $2,000.

Rule 14a-8(b)(2)(i) requires you to submit to the Company a written statement from the record owner of the shares you beneficially own verifying that, at the time you submitted your Proposals, you had continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year. In addition, you must furnish a written statement to the Company that you intend to continue to hold such stock through the date of the Annual Meeting.

In addition, Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. You have submitted two Proposals. In the Proposal Letter, you expressly stated: "Enclosed are two shareholder proposals to be submitted at the next annual meeting of shareholders."

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you furnish to the Company, within 14 calendar days of your receipt of this letter, the written statements required pursuant to Rule 14a-8(b)(2)(i) as described above, as well as instructions as to which of the two Proposals you would intend to have submitted at the Annual Meeting.

If within the required 14 calendar day period, you do not furnish such written statements to the Company, we believe the Company will be entitled to omit the Proposals from its proxy statement in connection with the Annual Meeting.

I also advise you that the Company believes it has other bases on which to omit the Proposals from its proxy statement, and intends to submit a letter to the Staff of the Securities and Exchange Commission seeking the Staff's concurrence with its views. In accordance with Rule 14a-8(j), the Company will furnish you with a copy of its submissions to the Staff of the Securities and Exchange Commission.

Very truly yours,



Daniel E. Stoller

cc: Eberhard G. H. Schmoller, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CNF Inc.
Incoming letter dated December 19, 2003

The proposal relates to health care.

There appears to be some basis for your view that CNF may exclude the proposal under rule 14a-8(f). We note that that the proponent appears not to have responded to CNF's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if CNF omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which CNF relies.

Sincerely,



Grace K. Lee
Special Counsel